UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________________to_______________________

Commission File Number: 001-37483

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

HEWLETT PACKARD ENTERPRISE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT PACKARD ENTERPRISE COMPANY
1701 East Mossy Oaks Road Spring, Texas 77389

Hewlett Packard Enterprise 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024 and for the Year Ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Hewlett Packard Enterprise 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Hewlett Packard Enterprise 401(k) Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in

1

conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 16, 2026

Hewlett Packard Enterprise 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
	(In thousands)
Assets
Investments, at fair value	$9,033,674	$8,355,196
Synthetic investment contracts, at contract value	368,346	394,505
Total investments	9,402,020	8,749,701

Receivables:
Notes receivable from participants	42,458	42,220
Employer contributions	31,160	25,786
Total receivables	73,618	68,006
Total assets	9,475,638	8,817,707

Net assets available for benefits	$9,475,638	$8,817,707

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
(In thousands)
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments	$1,322,391
Interest and dividends	29,423
Total investment income	1,351,814

Contributions:
Employer	99,113
Participants	279,192
Rollovers	38,905
Total contributions	417,210
Interest income on notes receivable from participants	3,407
Total additions	1,772,431

Deductions
Benefits paid directly to participants	1,113,101
Administrative expenses and other fees	1,399
Total deductions	1,114,500

Net increase	657,931

Net assets available for benefits:
Beginning of year	8,817,707
End of year	$9,475,638

See accompanying notes.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements
1. Description of the Plan

The following brief description of the Hewlett Packard Enterprise 401(k) Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Hewlett Packard Enterprise Company (the Company, Employer, Plan Sponsor, or HPE) and designated domestic subsidiaries who are on the U.S. payroll and who are employed as regular full-time, regular part-time or limited-term employees. The Plan was established on November 1, 2015. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s recordkeeper and trustee is Fidelity Workplace Services LLC (Fidelity) and Fidelity Management Trust Company (FMTC), respectively.

Investments

Assets of the Plan are invested in a five-tier investment structure. Tier 1 includes nine Birth Date Funds and the Conservative Portfolio. The Birth Date Funds’ investment strategies are designed to become more conservative as participants grow older. The Conservative Portfolio’s investment strategy is designed for a participant who has a low tolerance for risk and/or a shorter time horizon for investing. Tier 2 includes five actively-managed institutional funds from the main asset classes - stocks, bonds, and short-term investments. Tier 3 includes four index funds that seek to mirror a specific market index by investing in similar equities and bonds that the index funds are benchmarked against. Tier 4 includes the HPE Stock Fund which consists of the Company’s common stock and a cash component. Tier 5 is a self-directed brokerage window that offers thousands of brand-name mutual funds and exchange-traded funds (ETFs) through an affiliate of Fidelity. All investments are participant-directed.

The Plan includes an employee stock ownership plan feature (the ESOP) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the Code). The ESOP is maintained as part of the Plan and is designed to invest primarily in the Company’s common stock. The purpose of the ESOP is to permit eligible participants the option of having dividends on the Company’s common stock re-invested in the Plan or paid directly to them in cash.

If a participant’s daily account balance holds more than 20% invested in the HPE Stock Fund, the participant will not be forced to reduce his or her holdings in the HPE Stock Fund; however, the investment election for ongoing contributions and loan repayments will be limited to a maximum of 20% in the HPE Stock Fund. Any percentage above the 20% limit for ongoing contributions and loan repayments will automatically be directed to the appropriate Birth Date Fund based generally on the year

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
the participant was born. In addition, future requested exchanges into the HPE Stock Fund will be blocked if the requested change will cause the participant to exceed the 20% limit or if the participant is already at or above the 20% limit. Finally, if the participant chooses to rebalance his or her portfolio, the respective holdings in the HPE Stock Fund will be limited to a maximum of 20% regardless of the current investments in the HPE Stock Fund.

Contributions

The Company matching contribution is equal to 100% of the first 4% of eligible compensation a participant contributes each payroll period. The Company matching contribution will be funded after the end of the calendar quarter. In order to qualify for the quarterly Company matching contribution, a participant must be employed by HPE or a member of its affiliated group on the last day of the quarter or have terminated employment during the calendar quarter as a result of such participant’s death, or for terminations preceding August 1, 2025 only in connection with a sale or other disposition by the Company of the business unit in which the participant was employed.

In addition, a participant is entitled to receive the Company matching contribution “true-up” in an amount equal to the difference between 100% of the first 4% of eligible compensation a participant contributed during a plan year and the sum of Company matching contributions contributed on behalf of such participant during the calendar year, if the participant is an eligible employee with HPE at the end of the calendar year (with a few limited exceptions) or terminates employment due to the approved termination events.

Participants may contribute, up to 50% of their eligible compensation on a per payroll period basis, as defined in the plan document and subject to Code Section 401(a)(17). Employees can choose pre-tax contributions, after-tax Roth 401(k) contributions, non-Roth after-tax contributions or a combination of the three, subject to the aggregate limits. Contributions are also subject to annual limits specified under the Code. The Code’s annual limit on pre-tax and Roth 401(k) contributions was $23,500 for 2025. The Plan’s annual limit on non-Roth after-tax contributions is established by the plan administrator in its discretion and was $23,500 for 2025. Participants who are age 50 or older by the end of the plan year can contribute an additional $7,500 above the foregoing annual limits. Contributions can be made as whole or fractional percentages of eligible compensation. Pre-tax contributions and after-tax Roth 401(k) contributions are eligible for the Company matching contributions. Non-Roth after-tax contributions and catch-up contributions are not eligible for the Company matching contributions.

Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate in the Birth Date Fund based generally on the year the eligible employee was born.

The Plan also accepts rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans, including amounts from a Roth deferred account, as

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
described in Section 402A(e)(1) of the Code, to the extent the rollover is permitted under Section 402(c) of the Code.

Vesting

Participants are fully-vested at all times with regard to their pre-tax, Roth 401(k) and non-Roth after-tax contributions and earnings thereon.

In general, participants become fully-vested in their Company matching contributions and earnings thereon upon completion of one year of vesting service. In addition, a participant becomes 100% vested in their Company matching contributions, and earnings thereon, at attainment of age 65, death before termination of employment, or termination of employment due to a partial or total disability while receiving long-term disability benefits under the Hewlett Packard Enterprise Disability Plan.

Participants are also fully vested in their Company matching contributions, and earnings thereon, if they terminated employment prior to August 1, 2025 in connection with a sale or divestiture by the Company of the business unit in which the participant had been employed, pursuant to the terms of certain service schedules under the approved termination events, or as set forth in the plan document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable Company matching contributions, and plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated to each participant’s account based on the ratio of the participant’s account balance and share of net earnings of their respective elected investment options. Allocations are determined in accordance with the provisions of the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

The Plan offers two types of loans, which are general-purpose loans and primary residence loans. The repayment period for a general-purpose loan may not exceed five years, and the repayment period for a primary residence loan may not exceed 15 years.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the participant’s vested account. Interest rates remain fixed for the life of the loan and are based on a rate that is commensurate with interest charged for loans that would be made under similar circumstances. For the applicable period, that was determined to be the prevailing prime rate plus 1%. Principal and interest are paid ratably through payroll deductions. Participant loans are classified as notes receivable from participants on the Statements

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
of Net Assets Available for Benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. Related fees are recorded as administrative expenses and are recorded when incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Participants can continue to repay their loans post-termination, as long as they have not taken a distribution from their accounts.

Forfeitures

If a participant terminates employment before becoming fully vested in their Company matching contributions, the non-vested Company matching contributions (and earnings thereon) are forfeited at the earlier of the date the participant receives a distribution or incurs a five-year break-in-service. Forfeited balances are restored if the participant returns to an eligible status within five years of termination and repays any amount previously distributed. Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company matching contributions, restore previously forfeited balances, pay eligible plan expenses, or for any other permitted use.

Approximately $3 million of unallocated forfeitures were used to reduce Company matching contributions for 2025. As of December 31, 2025 and 2024, the balance of unallocated forfeiture totaled $0.9 million and $0.5 million, respectively.

Payment of Benefits

On termination, death, or retirement, participants may elect to receive their vested account balance in a lump-sum or in installments. Lump-sum payments may be made in cash or whole shares of stock for distribution from the HPE Stock Fund. Installment distributions are also permitted for participants eligible to begin receiving their minimum required distributions. Hardship withdrawals and in-service withdrawals are permitted if certain criteria are met. Participants may also, at any time, withdraw all or part of their rollover accounts.

Administrative Expenses and Investment Management Fees

Certain expenses of the Plan for administrative services are paid directly by the Plan, except to the extent the Company chooses to pay such expenses. Each participant is charged a fixed fee for recordkeeping services and are also charged certain fixed fees based on their account transactions, including fees for loan originations and maintenance, domestic relations order processing, dividend check processing and certain withdrawal and distribution transactions. Certain investment management fees related to investment options are paid directly to the Plan’s investment managers.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions and to terminate the Plan, in each case, at any time for any reason subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value with the exception of fully benefit-responsive investment contracts, which are stated at contract value. See Note 3 for discussion on fair value measurements. See Note 7 for discussion of the fully benefit-responsive investment contracts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Benefit Payments

Benefit payments are recorded when paid.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
Fair Value Hierarchy

Valuation techniques used by the Plan are based upon observable and unobservable inputs. Observable or market inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s consideration of market assumptions based on the best information available. Assets and liabilities are classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the assets and liabilities and market-corroborated inputs. The Plan holds no level 2 assets.

Level 3 – Unobservable inputs for the asset or liability. The Plan holds no level 3 assets.

The fair value hierarchy gives the highest priority to observable inputs and lowest priority to unobservable inputs.

Valuation Techniques

The following is a description of the valuation techniques used to measure fair value. There were no changes in the techniques used to measure fair value for the year ended December 31, 2025.

Collective investment/common collective trusts: Valued at the net asset value (NAV) practical expedient established by the fund’s issuer on the last business day of the plan year, based on the fair value of the assets underlying the funds. There is a 15-day redemption waiting period for the collective investment trusts.

Common stocks, ETFs and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Short-term investments: Valued at cost plus accrued interest, which approximates fair value.

The methods described above may produce a fair value estimate that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the plan administrator believes its valuation techniques are appropriate and consistent with other market participants, the use of different techniques or assumptions to estimate fair value could result in a different fair value measurement at the reporting date.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2025, by level, within the fair value hierarchy.

	As of December 31, 2025
	(In thousands)
	Total	Level 1
Investments, at fair value:
Common collective trusts at NAV	$3,987,846
Collective investment trusts at NAV	4,168,229
Self-directed brokerage accounts	751,330	$751,330
Short-term investments	9,998	9,998
HPE common stock fund	84,624	84,624
Common stocks	31,647	31,647
Total investments, at fair value	$9,033,674	$877,599

The following table sets forth the Plan’s assets and liabilities at fair value as of December 31, 2024, by level, within the fair value hierarchy.

	As of December 31, 2024
	(In thousands)
	Total	Level 1
Investments, at fair value:
Common collective trusts at NAV	$3,850,747
Collective investment trusts at NAV	3,745,646
Self-directed brokerage accounts	636,909	$636,909
Short-term investments	11,036	11,036
HPE common stock fund	78,395	78,395
Common stocks	32,463	32,463
Total investments, at fair value	$8,355,196	$758,803

Transfers between Levels

The availability of observable market data is monitored to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions, changes in observability of significant inputs, or changes in model-based valuation techniques may require the transfer of an asset or liability between levels of the fair value hierarchy. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2025, there were no transfers between levels.

4. Income Tax Status

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated April 26, 2018, stating that the Plan is tax-qualified under Section 401(a) of the Code, and the related trust is tax exempt under section 501(a) of the Code. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code and to maintain the tax qualified status of the Plan.

Plan management evaluates uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Related Party and Party-in-Interest Transactions

The Plan engages in certain transactions involving the Company, BlackRock, Inc. (“BlackRock”), Mercer Investments LLC (“Mercer”), State Street Bank and Trust Company (“State Street”), FMTC, and affiliates of Fidelity, which are, or have at certain times in the audited period been, parties-in-interest under the provisions of ERISA. These transactions involve the purchase and sale of the Company’s common stock, the payment of investment management fees to BlackRock, the payment of trustee fees to FMTC, and investments in money market and mutual funds and a self-directed brokerage feature managed by affiliates of Fidelity. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the Code.

At December 31, 2025 and 2024, the Plan held approximately 3.5 million and 3.7 million shares, respectively, of common stock of the Company, with fair values of approximately $84.2 million and $77.7 million, respectively. The Plan made purchases of $7 million and sales of $11.3 million of the Company’s common stock, and recorded dividend income of $2 million from the Company’s common stock during 2025.

In addition, the Plan held approximately $3,988 million and $3,851 million of the Blackrock Common Collective Trust Funds as of December 31, 2025 and 2024, respectively. BlackRock beneficially owned approximately 9.9% of outstanding shares of the Company’s common stock as of December 31, 2025 and 2024, respectively.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
In addition, the Plan held approximately $4,029 million and $3,594 million of the Mercer Collective Investment Trust Funds as of December 31, 2025 and 2024, respectively. Mercer is an investment fiduciary in respect of a portion of the Plan.

In addition, the Plan held approximately $9.5 million and $10 million of investments issued by affiliates of State Street as of December 31, 2025 and 2024, respectively. State Street is an investment fiduciary in respect of a portion of the Plan.

As of December 31, 2025 and 2024, the Plan held investments issued by affiliates of Fidelity totaling $424 million and $383 million, respectively.

6. Risk and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities held by the Plan, it is at least reasonably possible that changes in fair value may occur and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Investment in Fully Benefit-Responsive Investment Contracts

The Plan holds a portfolio of synthetic guaranteed investment contracts (“GICs”). These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure of fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant’s withdrawals and administrative expenses. The GICs had a contract value of approximately $368.3 million and $394.5 million at December 31, 2025 and 2024, respectively.

The Plan invests in investment contracts through the Invesco Stable Value Fund (the “Fund”). The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the wrapper contracts are issued by insurance companies or banks and the underlying investments are high quality fixed income securities or investment funds held in trust for plan participants. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investments through adjustments to the future interest crediting rate on each contract which is reset on a monthly basis. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)
The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, corporate spin-offs, mergers, divestitures, or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that might limit the ability of the Plan to transact at contract value.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract value. These events may be different under each contract and include, but are not limited to, loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

8. Reconciliation of Financial Statements to the Form 5500

A reconciliation of net assets available for benefits per the financial statements to the net assets available for benefits per the Form 5500, was as follows:

	December 31,
	2025	2024
	(In thousands)
Net assets available for benefits per the financial statements	$9,475,638	$8,817,707
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	$(18,003)	$(32,459)
Net assets available for benefits per the Form 5500	$9,457,635	$8,785,248

A reconciliation of net income per the financial statements to benefits paid to participants per the Form 5500, was as follows:

Hewlett Packard Enterprise 401(k) Plan
Notes to Financial Statements (continued)

Year Ended December 31, 2025
(In thousands)
Net increase in net assets available for benefits, per the financial statements	$657,931
Adjustment from contract value to fair value for fully benefit-responsive investment contracts 2025	(18,003)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts 2024	32,459
Net increase in net assets available for benefits, per the Form 5500	$672,387

9. Subsequent Events

HPE has evaluated subsequent events through June 16, 2026, the date the financial statements were available to be issued.

On July 2, 2025, HPE completed its acquisition of Juniper Networks, Inc. (Juniper). Prior to the acquisition date, Juniper terminated the Juniper Networks, Inc. 401(k) Plan (the Juniper 401(k) Plan). A group rollover from the Juniper 401(k) Plan to the Plan of approximately $798.5 million occurred in March 2026.

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a) (b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
Short-Term Investment:
*Fidelity	Fidelity Govt Money Market Fund	$9,455,565
*State Street	State Street Govt Short Term Investment Fund	542,131
Total Short-Term Investment		9,997,696
Hewlett Packard Enterprise Stock
*Hewlett Packard Enterprise Company Common Stock		84,197,308
*Fidelity	Fidelity Govt Money Market Fund	426,638
Total HPE Stock Fund		84,623,946

Common Collective Trust Funds:
*Blackrock	ACWI EX-US Index Fund	224,593,404
*Blackrock	US Debt Index Fund	179,008,910
*Blackrock	Russell 2500 Index Fund	451,774,340
*Blackrock	Russell 1000 Index Fd Cl F	3,132,469,238
Total Common Collective Trust Funds		3,987,845,892

Collective Investment Trust Funds:
*Mercer Trust Company	Birthdate Fund 1950 CIT Share Class 2	204,472,989
*Mercer Trust Company	Birthdate Fund 1955 CIT Share Class 2	132,159,257
*Mercer Trust Company	Birthdate Fund 1960 CIT Share Class 2	433,083,327
*Mercer Trust Company	Birthdate Fund 1965 CIT Share Class 2	620,316,276
*Mercer Trust Company	Birthdate Fund 1970 CIT Share Class 2	564,213,173
*Mercer Trust Company	Birthdate Fund 1975 CIT Share Class 2	403,086,068
*Mercer Trust Company	Birthdate Fund 1980 CIT Share Class 2	324,207,454
*Mercer Trust Company	Birthdate Fund 1985 CIT Share Class 2	254,068,813
*Mercer Trust Company	Birthdate Fund 1990 CIT Share Class 2	330,701,792
*Mercer Trust Company	Conservative Portfolio	136,073,102
*Mercer Trust Company	Diversified Real Asset Fund	105,839,033
*Mercer Trust Company	Non-US Equity Fund	332,543,455
*Mercer Trust Company	US Core Plus Fixed Income Fund	188,108,235
Wellington Trust Company	Wellington CIF II SMID Cap Research S7	42,817,498
Global Trust Company	Victory Integrity Small-Mid Cap Value Collective Fund	48,917,359
*State Street Global Advisors Trust Company	State Street Russell Small/Mid Cap® Index Securities Lending Series Fund Class I	8,984,377
Comerica Bank & Trust, N.A.	Frontier Small Cap Growth CIT Class A	19,421,622
Global Trust Company	William Blair Small-Mid Cap Growth Collective Investment Fund Class 5	19,214,947
Total Collective Investment Trust Funds		4,168,228,777

Self-Directed Brokerage Accounts:
Self-Directed Brokerage Accounts		751,329,920

Synthetic Investment Contracts:
American General Life Ins:

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Invesco Trust Co.	Invesco Short Term Bond Fund	27,576,589
Invesco Trust Co.	Invesco Intermediate Fund	6,164,778
Invesco Trust Co.	Jennison Intermediate Fund	6,163,521
Invesco Trust Co.	Pimco Intermediate Fund	3,082,884
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,491
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,081,382
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,568
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,081,140
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,598
		58,394,951
Massmutual:
Invesco Trust Co.	Invesco Short Term Bond Fund	27,572,320
Invesco Trust Co.	Invesco Intermediate Fund	6,163,825
Invesco Trust Co.	Jennison Intermediate Fund	6,162,568
Invesco Trust Co.	Pimco Intermediate Fund	3,082,407
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,015
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,080,905
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,092
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,080,664
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,121
		58,385,917
Met Tower Life:
Invesco Trust Co.	Invesco Short Term Bond Fund	27,573,673
Invesco Trust Co.	Invesco Intermediate Fund	6,164,128
Invesco Trust Co.	Jennison Intermediate Fund	6,162,871
Invesco Trust Co.	Pimco Intermediate Fund	3,082,559
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,166
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,081,056
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,243
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,080,815
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,272
		58,388,783
Nationwide Life Insurance:
Invesco Trust Co.	Invesco Short Term Bond Fund	27,576,875
Invesco Trust Co.	Invesco Intermediate Fund	6,164,958
Invesco Trust Co.	Jennison Intermediate Fund	6,163,701
Invesco Trust Co.	Pimco Intermediate Fund	3,082,974
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,581
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,081,472
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,658
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,081,231
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,688
		58,396,138
Pacific Life Insurance:
Invesco Trust Co.	Invesco Short Term Bond Fund	27,573,619

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Invesco Trust Co.	Invesco Intermediate Fund	6,164,231
Invesco Trust Co.	Jennison Intermediate Fund	6,162,973
Invesco Trust Co.	Pimco Intermediate Fund	3,082,610
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,217
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,081,108
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,295
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,080,867
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,324
		58,389,244
RGA:
Invesco Trust Co.	Invesco Short Term Bond Fund	27,573,413
Invesco Trust Co.	Invesco Intermediate Fund	6,164,072
Invesco Trust Co.	Jennison Intermediate Fund	6,162,815
Invesco Trust Co.	Pimco Intermediate Fund	3,082,531
Invesco Trust Co.	Loomis Sayles Intermediate Fund	3,079,138
Invesco Trust Co.	Invesco Core Fixed Income Fund	3,081,029
Invesco Trust Co.	Pimco Core Fixed Income Fund	3,081,215
Invesco Trust Co.	Loomis Sayles Core Fixed Income Fund	3,080,787
Invesco Trust Co.	Dodge & Cox Core Fixed Income Fund	3,083,244
		58,388,244

Total Synthetic Investment Contracts		350,343,277

Common Stocks:
Alight, Inc.		96,445
AptarGroup, Inc.		690,416
Armstrong World Industries, Inc.		293,912
Assured Guaranty Ltd.		862,303
AXIS Capital Holdings Limited		569,933
BellRing Brands, Inc.		388,922
BioMarin Pharmaceutical Inc.		460,345
BJ's Wholesale Club Holdings, Inc.		1,156,705
CNA Financial Corporation		343,919
CACI International Inc		557,852
Cannae Holdings, Inc.		295,520
CNH Industrial N.V.		288,669
The Cooper Companies, Inc.		707,151
CoreCivic, Inc.		922,898
Delek US Holdings, Inc.		324,629
Dole plc		260,991
Embecta Corp.		228,654
Enovis Corporation		202,784
ePlus inc.		725,542
EVERTEC, Inc.		164,969
Genworth Financial, Inc.		816,104
GXO Logistics, Inc.		657,105

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

Haemonetics Corporation	490,839
HF Sinclair Corporation	276,664
Howard Hughes Holdings Inc.	246,888
Hub Group, Inc.	412,507
Huntington Ingalls Industries, Inc.	456,034
ICON Public Limited Company	745,280
ICU Medical, Inc.	569,539
Ingles Markets, Incorporated	349,948
Insperity, Inc.	162,779
International Flavors & Fragrances Inc.	456,769
Janus International Group, Inc.	152,153
LGI Homes, Inc.	207,110
Lithia Motors, Inc.	964,754
LKQ Corporation	357,085
Maximus, Inc.	336,821
McGrath RentCorp	1,027,684
MDU Resources Group, Inc.	536,429
Murphy USA Inc.	993,063
NCR Voyix Corporation	162,129
Nomad Foods Limited	272,743
NorthWestern Energy Group, Inc.	471,787
Ovintiv Inc.	92,606
Owens Corning	348,152
P10, Inc.	238,864
Paycom Software, Inc.	327,485
Permian Resources Corporation	538,289
PriceSmart, Inc.	366,538
Pursuit Attractions and Hospitality, Inc.	248,154
Rentokil Initial plc	520,323
Science Applications International Corporation	305,201
Smith & Nephew plc	471,316
Southwest Gas Holdings, Inc.	415,944
Talen Energy Corporation	129,320
TD SYNNEX Corporation	369,566
Tripadvisor, Inc.	260,129
TXNM Energy, Inc.	245,530
UFP Industries, Inc.	395,157
UniFirst Corporation	932,864
United Parks & Resorts Inc.	485,258
Vail Resorts, Inc.	434,787
Verra Mobility Corporation	343,814
Vontier Corporation	631,911
WESCO International, Inc.	452,339
WEX Inc.	698,567

Hewlett Packard Enterprise 401(k) Plan
EIN: 47-3298624 PN: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

White Mountains Insurance Group, Ltd.		1,317,471
WillScot Holdings Corporation		246,937
Yelp Inc.		165,822
Total Common Stocks		31,647,117

Total Investments		$9,384,016,625

*Participant Loans	Interest rates ranging from 3.50% to 10.50% and maturity dates through 2041	$42,458,397

* Party-in-interest

NOTE: Column (d) cost, has been omitted as all investments are participant-directed.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEWLETT PACKARD ENTERPRISE 401(k) PLAN

June 16, 2026	By:	/s/ David Antczak
David Antczak
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).